RANDAL R. JONES
(206) 903-8814
FAX (206) 903-8820
jones.randal@dorsey.com

November 13, 2006

Office of EDGAR and Information Analysis
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Kodiak Oil & Gas Corp. (0001322866) Improper Filing of Form S-8 with Submission Header Type S-B on 11/9/2006 Acc-no: 0000912282-06-001061 (SEC File No. 333-138580

Dear Sir or Madam:

We are counsel to Kodiak Oil & Gas Corporation (the “Company”). On Friday, November 9, 2006, our filing agent erroneously filed a Form S-8 for the Company as a Form S-B. The proper Form S-8 was attached to the filing, but the submission header form type listed it as a Form S-B, rather than a Form S-8.

Our filing agent spoke with Mr. Schoal of the Division this morning, and he said that to correct this error, we should file a Form RW to withdraw the improper Form S-B filing, and then file the Form S-8 with the proper submission header, referencing the offsetting fee payment taken by the Form S-B.

We respectfully request that you withdraw the Form S-B filed Thursday, November 9, 2006, Acc-no: 0000912282-06-001061, 33 Act File Number 333-138580 from the EDGAR system.

Thank you for your attention to this matter.

Sincerely, /s/ Randal R. Jones ___________________________ Randal R. Jones